

April 14, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Properties, Inc.**
> **Amendment No. 1 to Form S-11**
> **Filed March 25, 2011**
> **File No. 333-172205**

Dear Mr. Schorsch:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether you have filed or whether you intend to file your registration statement with state securities regulators. If not, please provide a legal analysis to explain how your proposed transaction is exempt from state regulation under Section 18 of the Securities Act.

2.   We note your response to comment 2 of our letter dated March 10, 2011. We note that the materials provided do not appear to support all of the qualitative and quantitative business and industry data used in the registration statement. For example only, we note on page 4, your statement: "We believe the yield on credit tenant net lease properties generally exceed the yields on comparably rated bonds." Also, we note in the chart on page 5 that some of the figures that have been provided in the materials do not

correspond to figures in the chart. Please provide support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials.

3.   We note your revised disclosure throughout the prospectus that refers to the sufficiency of your MFFO to <u>cover</u> the distributions declared in respect of your OP units. See for example, pages 12 and 46. As you note on page 82, MFFO is not a liquidity measure. Please revise any disclosure in the prospectus that may suggest it is a liquidity measure.

Cover Page

4.   We note your response to comment 4 of our letter dated March 10, 2011. We note that you have added disclosure to the bottom of the cover page that highlights Realty Capital Securities as your dealer manager. This presentation format is not appropriate because this is not a firm commitment underwritten offering. Please remove the reference to Realty Capital Securities from the bottom of the cover page.

Prospectus Summary, page 1

5.   We note your response to comment 8 of our letter dated March 10, 2011. In response to our comment, you state that the affiliate of your sponsor will contribute "its 100% <u>indirect</u> ownership interests" in your properties. Please explain whether you will own the properties after this transaction or whether the properties will still be held by the subsidiaries.

Our Company, page 1

6.   We note your disclosure that your properties were leased to companies, or <u>wholly-owned subsidiaries of companies</u>, with an investment grade credit rating. We note your response to comment 15 of our letter dated March 10, 2011. Considering the parent company of Home Depot has not provided any guarantees for its subsidiary, it is not clear why it is relevant that the parent company has an investment grade credit rating. Please advise or revise.

7.   We note, in response to comment 2, you provided materials that support you are going to be one of the few public REITs that are trading on a national securities exchange focused on investing in single tenant, freestanding commercial real estate. Please provide support for your definition of medium-term basis. If this is not a common term, please remove the reference to you being the only public REIT focused on medium-term net leases.

Our Manager and ARC, page 3

8.   We note your statement that American Realty Capital II ("ARC") has a successful track record acquiring and financing net leased properties. Please explain what you mean by "successful track record" and disclose any adverse experiences of your sponsor and its affiliates.

Market Opportunity, page 4

9.   We note your response to comment 14 of our letter dated March 10, 2011 and reissue that comment. We note that you have provided estimates of what might be available, but it is not clear how you made this determination. Please tell us how you arrived at these estimates and provide a basis for your estimates. Please also revise your narrative disclosure and the table to only present information on properties that reflect your potential target market, the $48 to $105 billion. We may have further comments.

Maximize Cash Flow Through Internal Growth, page 9

10.   We note your response to comment 16 of our letter dated March 10, 2011. Please clarify whether you have rent escalation clauses that are not based on performance. To the extent all of the escalation clauses are based on performance, please describe the performance targets and clarify that it is not guaranteed that rent will increase each year.

Our Portfolio, page 9

11.   We note your response to comment 18 of our letter dated March 10, 2011. In response to our comment, you state that you did not incur tenant concessions. However, on page 80, you state that you had "reductions in rental revenue of $2,411 due to renegotiation of leases." Please advise. Additionally, please revise footnote 3 to clarify your statement.

Formation Transactions, page 13

12.   Please clarify the percentage of the operating partnership that will be owned by your affiliates.

13.   Please quantify the amount of debt that is guaranteed by Messrs. Schorsch and Kahane.

14.   We note your response to comment 21 of our letter dated March 10, 2011. Please disclose the impact on the formation transaction if you are not able to secure the $55 million mortgage loan or secure alternative financing as referenced on page 10.

Our Structure, page 15

15.   It appears that Management will own 100% of the Class B shares. Please clarify this in the chart.

16.   Please revise footnote 4 to clarify that, if affiliates purchase all of the shares in the directed share program, your affiliates will have the ability to elect all of your directors. Please make similar revisions to your risk factor on page 50.

Management Agreement, page 18

17.   We note your response to comment 23 of our letter dated March 10, 2011. Please disclose what constitutes "cause" for purposes of terminating the agreement.

Capitalization, page 63

18.   It does not appear that you have updated the Additional paid-in capital amounts for the minimum offering and the maximum offering for the changes made to your pro forma consolidated balance sheet on page F-42. Please advise or revise.

Dilution, page 64

19.   We note your response to our prior comment 30 from our March 10, 2011 letter and your revisions to your filing. Your response did not address our comment in its entirety; as such, the comment will be partially reissued. Within footnotes (2), (5), and (6), please disclose the amounts and line items you have used to calculate net tangible book value. Specifically, please disclose the amount of tangible assets by line item and the amount of tangible liabilities by line item that you have used to arrived at $(21.9) million, $37.2 million, and $76 million.

Distribution Policy, page 66

20.   We note your response to our prior comment 32 from our March 10, 2011 letter and your revisions to your filing. Please tell us how you determined it was unnecessary to record adjustments for leases that will expire during the next 12 months, for executed leases for space that will be leased during the next 12 months, tenant improvements for which you are obligated to fund in connection with any executed leases, changes in interest expense for changes in your outstanding debt, principal amortization during the next 12 months, and any estimated recurring capital expenditures.

21.   Please explain and quantify how you arrived at the estimate you have added back that are explained in footnotes 1 and 2 to the table.

Selected Financial Data, page 68

22.   We note your response to our prior comment 34 from our letter dated March 10, 2011 and your revisions to your filing. We are unable to agree that your revisions to your filing removed the undue prominence placed on this non-GAAP information. Please revise your filing to remove this condensed balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations and Modified Funds From Operations, page 81

23.   We note your response to comment 41 of our letter dated March 10, 2011. We continue to believe that MFFO is not an appropriate measure of your historical operating performance in light of the fact that a key aspect of your business strategy is to acquire additional properties. Please revise your disclosure accordingly.

24.   We note your response to our prior comment 42 from our letter dated March 10, 2011. We do not believe it is appropriate to identify items as non-recurring or infrequent. Please revise your filing to remove these words from your description of the adjustment. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Liquidity and Capital Resources, page 83

25.   We note your disclosure on page F-17 that "a member of ARC Real Estate Partners, LLC has committed to provide financial support to the Company, if needed, through January 1, 2012." To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements, and any other material terms.

26.   We note your response to comment 44 of our letter dated March 10, 2011. We reissue our comment in part. Please quantify your anticipated uses of cash in the next year, including debt principal, interest payments, distribution commitments, anticipated capital expenditures and other material cash uses. Please describe and quantify the sources of cash you anticipate using for these purposes. If you intend to use offering proceeds as a source of cash to meet these near term liquidity needs, please address the fact that you may only raise the minimum offering.

Business and Properties, page 88

Overview, page 89

27.   We note your response to comment 45 of our letter dated March 10, 2011. In response to our comment, you revised your disclosure to state: "[W]e believe … there have been no delinquencies in rent payment." Please revise to clearly state that there have been no

defaults or delinquencies or tell us why you have qualified this statement to your belief and why this information may not be readily available to you.

Business and Growth Strategies, page 95

28.   We note your response to comment 48 of our letter dated March 10, 2011. In light of the fact that the Home Depot parent company has not provided any guarantees, it is not clear how the parent company's credit rating is relevant in determining the credit quality of your Home Depot tenant.

Underwriting and Due Diligence Process, page 110

29.   We note your response to comment 57 of our letter dated March 10, 2011. Please identify the third parties that will provide you with the calculation and will determine whether a potential tenant has an "implied investment grade credit rating."

Our Portfolio, page 99

Leases by Tenant, page 100

30.   We note your response to our prior comment 51 from our letter dated March 10, 2011. Please send CF-OCA a formal request for a waiver from providing the audited financial statements of RBS Citizens, N.A.

31.   We note your response to our prior comment 51 from our letter dated March 10, 2011. Please confirm for us and revise your filing to clarify, if true, that you do not receive, nor are you entitled to, the financial statements of RBS Citizens, N.A.

Conflicts of Interest and Related Policies, page 133

32.   Please clarify whether any of the other ARC-sponsored entities will compete with you for properties and if so, how allocations will be determined.

33.   We note your response to comment 58 of our letter dated March 10, 2011. We reissue our comment in part. Please disclose the conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities. Please add a risk factor to address this risk as appropriate.

Acquisition Pipeline, page 146

34.   We note your response to our prior comment 72 from our letter dated March 10, 2011. Your response did not address our comment in its entirety; as such, the comment will be partially reissued. It appears that management has determined that these acquisitions are not probable. Please revise your disclosure to specifically state this assessment.

The Financing Transactions, page 146

35.   We note your response to comment 64 of our letter dated March 10, 2011. To the extent
it is determined later that fraud or other activities that are the subject of the original
guarantee occurred prior to your acquisition of the Home Depot property, please explain
whether you will have any recourse once you have released your sponsor and your
principals from the guarantee.

Plan of Distribution, page 194

Selling Commissions and Dealer Manager Fees, page 194

36.   Please clarify whether you will still pay dealer manager fees in connection with the sale
of shares to investors with "wrap fee" accounts.

Minimum Offering, page 197

37.   Please clarify whether funds will also be returned to investors within 10 days if you are
not listed on NASDAQ, even if you receive the minimum offering amount. If a different
timeline applies, please explain.

Pro Form Financial Information

General

38.   We will continue to monitor your filing for responses to our prior comments 79 and 81
from our letter dated March 10, 2011.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2010, page
F-46

39.   The line item for 'Other income' does not appear to be clerically accurate. Please revise.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2009, page
F-47

40.   Please revise your filing to remove the pro forma financial information for the year ended
December 31, 2009. Please refer to Article 11 of Regulation S-X.

Notes to Pro Forma Consolidated Statements of Operations, page F-48

41.   We note your response to our prior comment 86 from our letter dated March 10, 2011.
We are unable to agree with your conclusion that the items in adjustment (9) are factually
supportable. Please revise your filing to remove this adjustment from your pro forma

income statement. This information may be disclosed in a footnote. Please refer to Article 11 of Regulation S-X.

Part II – Information not Required in Prospectus, page II-1

Item 37. Undertakings, page II-3

42.   Please provide the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Exhibits

43.   We note your response to comment 92 of our letter dated March 10, 2011. In your response, you state that you will file executed copies of all such agreements with your periodic report. Please note the requirements of Item 601(b)(1) of Regulation S-K which requires that underwriting agreements be filed on a Form 8-K.

44.   We note assumption 5 refers in your legal opinion refers to a section of your charter that needs to be completed. Please note that we will need to review the final legal opinion prior to your request for effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)